650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY NUTANIX, INC.: NTNX-0001

January 7, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Maryse Mills-Apenteng Gabriel Eckstein Kathleen Collins Eiko Yaoita Pyles

Re:	Nutanix, Inc. Registration Statement on Form S-1 File No. 333-208711

Ladies and Gentlemen:

On behalf of Nutanix, Inc., a Delaware corporation (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-208711) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK
PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission January 7, 2016 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY NUTANIX, INC.: NTNX-0001

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that on December 15, 2015, representatives from the lead underwriters, on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipates that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”). Prior to December 15, 2015, the underwriters did not deliver the Preliminary Price Range for the initial public offering.

The Company expects to include a bona fide offering price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This final price range will be subject to then-current market conditions, business and market developments and other factors.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of its common stock for awards granted on December 4, 2015, was $15.64 per share. At the time of the grants on December 4, 2015, the Company’s board of directors carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm and concluded that, as of October 31, 2015, the fair market value of the Company’s common stock was $15.64 per share.

For purposes of determining the fair value of the Company’s common stock for the grants made since the beginning of fiscal 2015, the Company used a hybrid Probability Weighted Expected Return Method (“PWERM”), as well as values indicated by private transactions involving secondary sales of the Company’s common stock. The PWERM portion incorporated an initial public offering (“IPO”) scenario, which was increasingly weighted as the Company neared its IPO, a merger or acquisition (“M&A”) scenario, which was not heavily weighted in all periods given that the Company was not actively negotiated an M&A exit, as well as a scenario where the Company does not sell shares through the IPO or M&A (the “Stay Private” scenario) using an Option Pricing Method backsolve calculation whose weighting was decreased as the Company neared its IPO. The Company then weighted the value indicated by the hybrid PWERM analysis at 95%, and weighted the value for private transactions involving the secondary sales of the Company’s common stock at 5%.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company’s board of directors consists of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the dates of grant, including third-party valuation reports.

Securities and Exchange Commission January 7, 2016 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY NUTANIX, INC.: NTNX-0001

In the course of preparing the Company’s consolidated financial statements with a retrospective view, the Company reassessed the fair value of all option and RSU issuances for all grants during the fiscal year ended July 31, 2015, and for the three months ended October 31, 2015.

As a result of the re-assessment, the Company recorded additional stock-based compensation charges based upon a linear interpolation of fair values between the dates on which it obtained a third-party valuation. The Company submits that it believes its use of linear interpolation between such valuation dates is an appropriate methodology by which to determine the fair value per share for financial accounting purposes due to the rapid growth of the Company and because the Company did not identify any single event or series of events that occurred during the periods that would have caused a material change in fair value.

The Company supplementally advises the Staff that, since August 1, 2014, the beginning of the Company’s 2015 fiscal year, the Company has issued options or restricted stock units with the following exercises prices per share, if applicable, and fair market value for financial reporting purposes:

Date of Grant	Number of Shares Underlying Options Granted	Number of Shares Underlying RSUs Granted	Exercise Price Per Share	Common Stock Fair Value Per Share (Utilized for FASB ASC 718 Calculation)
9/18/2014	2,682,000	0	$8.41	$8.72
10/22/2014	92,250	205,000	$8.41	$9.01
11/21/2014	1,119,000	0	$9.09	$9.71
12/17/2014	477,000	0	$9.09	$10.47
1/26/2015	709,700	800,000	$10.88	$10.95
2/22/2015	733,800	0	$10.96	$11.28
2/26/2015	0	1,900,000	N/A	$11.33
4/14/2015	912,100	0	$11.58	$11.87
4/27/2015	21,283	1,241,018	N/A	$11.99
5/22/2015	652,313	149,750	$12.02	$12.72
6/2/2015	0	50,000	N/A	$13.07
7/29/2015	336,900	209,060	$13.49	$14.65
9/1/2015	0	1,233,500	N/A	$14.95
10/15/2015	0	382,159	N/A	$15.44
10/28/2015	152,350	252,695	$15.06	$15.60
12/4/2015	20,400	940,806	$15.64	$14.40

Securities and Exchange Commission January 7, 2016 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY NUTANIX, INC.: NTNX-0001

Due to the above, the Company respectfully submits that it believes that its determination of the fair value of its common stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

* * * *

Securities and Exchange Commission January 7, 2016 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY NUTANIX, INC.: NTNX-0001

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 320-4597 or mbaudler@wsgr.com, or my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Dheeraj Pandey, Nutanix, Inc.

Duston Williams, Nutanix, Inc.

Kenneth Long, Nutanix, Inc.

Eric Whitaker, Nutanix, Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Previn Waas, Deloitte & Touche LLP